2828 N. Harwood Street Suite 1800 Dallas, TX 75201-2139 214-922-3400 | Fax: 214-922-3899

Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

June 29, 2017

VIA EDGAR AND UPS NEXT-DAY AIR DELIVERY

Ms. Jennifer Gowetski

U.S. Securities and Exchange Commission

Office of Real Estate and Commodities

Division of Corporation Finance

100 F. Street, NE

Mail Stop 3233

Washington, DC 20549

Re:	Broadstone Net Lease, Inc.

Amendment No. 1 to Form 10-12G

Filed June 1, 2017

File No. 000-55774

Dear Ms. Gowetski:

This letter sets forth the responses of our client, Broadstone Net Lease, Inc. (the “Issuer”), to the correspondence from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 22, 2017, which provided comments to Amendment No. 1 to the Issuer’s above-referenced registration statement on Form 10 (the “Registration Statement”) filed on June 1, 2017.

In connection with the submission of this correspondence, the Issuer publicly filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission via EDGAR. For convenience of reference, this response letter includes the comments issued by the Staff in its June 22, 2017, letter followed by the Issuer’s responses thereto. References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 2. Capitalized terms not defined herein shall have the meanings given to them in Amendment No. 2.

General

1.    Comment:    We note your response to prior comment 1 and we reissue it. Please provide us with your analysis of how your share redemption program is similar to the programs described in the letters referenced in our prior comment or in the letters granted to Blackstone Real Estate Income Trust, Inc. (Letter dated September 12, 2016), Rich Uncles NNN REIT, Inc. (Letter dated December 21, 2016), or Hines Global REIT II, Inc. (Letter dated April 26, 2017).

Please note that we will refer your response to the Office of Mergers and Acquisitions for further review.

Response:    Pursuant to discussions with the staff of the Office of Mergers and Acquisitions, the Issuer’s board of directors has revised the terms of the Issuer’s share redemption program (the “Program”), effective as of June 28, 2017. The revised terms of the Program are set forth in Amendment No. 2. The Program is now consistent with the share redemption programs described in the letters referenced in the Staff’s prior comment.

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Ms. Jennifer Gowetski

June 29, 2017

2.    Comment:    We note your description of repurchases of shares from the inception of the program through the present. Please provide us your detailed legal analysis of whether those purchases constituted a tender offer and, thus, were subject to Regulation 14E.

Response:

The Redemption Program Has Not Constituted an Issuer Tender Offer

Pursuant to Regulation 14E under the Exchange Act (“Regulation 14E”), any tender offer is required to comply with certain procedural and antifraud provisions.1

The Issuer’s share redemption program (the “Redemption Program”), since its inception (on December 31, 2009) to date, has not constituted a tender offer by the Issuer subject to Regulation 14E. The Issuer reaches this conclusion based on an analysis of the factors expressed in Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), and applied in subsequent cases by the Commission and the Staff in determining what constitutes an issuer tender offer.2 Because the Redemption Program has not constituted a tender offer by the Issuer, the structural protections generally afforded to stockholders in a tender offer under the tender offer rules have not been necessary for the protection of the Issuer’s investors to date.

Analysis of the Wellman Factors

An analysis of the Wellman factors demonstrates that the Redemption Program should not be viewed as a tender offer.3 Set forth below is an application of the Wellman factors to the Redemption Program.

(i)    Active and widespread solicitation of public stockholders for the shares of an issuer.    The Issuer lacks “public stockholders.” Regardless, the Issuer has not engaged in an active and widespread solicitation for the redemption of its shares of common stock (“Shares”). The Redemption Program has been described in the private placement memorandum (as amended and supplemented, the “PPM”) with respect to the Issuer’s private offering of Shares (the “Offering”) and any material changes to the Redemption Program have been communicated through amendments or supplements to the PPM and the quarterly reports delivered to the Issuer’s stockholders. However, such disclosure has been provided solely to make stockholders aware of the Redemption Program’s existence and terms. The Issuer has not made any other significant communications about the Redemption Program except as contained in or related to the PPM, other materials used in connection with the Offering, the providing of quarterly reports to the Issuer’s stockholders and communications with stockholders as have been required by the Redemption Program itself. Stockholders desiring to request redemption of all or a portion of their Shares have been permitted to do so of their own volition and not at the behest, invitation or encouragement of the Issuer. The Issuer has not solicited or encouraged stockholders to request redemption of Shares. The role of the Issuer in effectuating redemptions under the Redemption Program has been ministerial and has merely facilitated redemptions requested by stockholders.

(ii)    The offer to purchase is made at a premium over the prevailing market price.    There is no established regular trading market for the Shares, and thus there is no prevailing market price for the Shares. However, no premium has been paid over the Offering price by the Issuer for the Shares repurchased pursuant to the Redemption Program. Both the price of Shares sold in the Offering and Shares redeemed under the Redemption

[1]	The tender offer rules found in Rule 13e-4 promulgated under the Exchange Act did not apply to the Issuer prior to June 23, 2017.
[2]	The term “tender offer” is not defined in Regulation 14E or Rule 13e-4 promulgated under the Exchange Act.
[3]

The absence of one particular factor does not necessarily mean the non-existence of an issuer tender offer and depending upon the circumstances involved in the particular case, one or more of the factors may be found more compelling and determinative than the others. See Wellman, 475 F. Supp. at 824.

Ms. Jennifer Gowetski

June 29, 2017

Program have been equal to 100% the Issuer’s determined share value (“DSV”) in effect as of the time of the applicable sale or redemption; provided, that Shares held for more than 12 months but less than 5 years are redeemed at 95% of the applicable DSV.

Due to the fact that there is no established trading market for the Shares and the redemption price for Shares redeemed pursuant to the Redemption Program has been either equal to or at a discount to the Offering price, this factor does not apply.

(iii)    The solicitation is made for a substantial percentage of the issuer’s stock.    As noted above, the Issuer has not actively solicited redemptions under the Redemption Program. The Redemption Program has always limited Share redemptions pursuant to the Redemption Program. The Redemption Program has provided that the total number of Shares redeemed in any one calendar quarter pursuant to the Redemption Program may not exceed (a) 1% of the total number of Shares outstanding at the beginning of that calendar year, plus (b) 50% of the total number of any additional Shares issued during the prior calendar quarter under the Issuer’s distribution reinvestment plan, plus (c) any additional number of Shares the Issuer’s independent directors committee (“Committee”) decides to redeem in its sole and absolute discretion. Other than the “five per centum” threshold contained in Section 14(d)(1) of the Exchange Act, the Issuer is not aware of any authority that defines what constitutes a “substantial percentage” of an issuer’s stock. However, the Issuer believes that whether the Redemption Program, as operated to date, has constituted a tender offer subject to Regulation 14E does not hinge on the presence of a 5% limitation on the number of Shares that could have been repurchased over a 12-month period.

The Issuer notes that the operation of the Redemption Program to date has not, either during any calendar year or in the aggregate over the course of the operation of the Redemption Program, had the effect of the Issuer redeeming a substantial percentage of the Shares. As of March 31, 2017, the Issuer has redeemed an aggregate of 201,886 shares, which is equal to approximately 1.24% of the total Shares issued and outstanding as of March 31, 2017. Further, the Issuer notes that the relatively insignificant number of aggregate Shares redeemed pursuant to the Redemption Program over the course of its operation is the result of the Issuer honoring 100% of the redemption requests received by the Issuer.

Rather than facilitating the Issuer’s purchase of a substantial portion of the Shares, the Redemption Program has simply provided the Issuer’s stockholders with a means of liquidity, subject to certain conditions, with respect to their investments. The Redemption Program was not created and has not been utilized for the same reasons that issuers typically conduct tender offers. The Issuer has, and intends to continue to, continuously raise capital through its ongoing Offering and to invest the net proceeds thereof in real properties and real estate-related securities. Redeeming Shares decreases the funds available for such investments and reduces the Issuer’s net asset value, which has always created a disincentive for the Issuer to repurchase Shares.

(iv)    The terms of the offer are firm, rather than negotiable.    The terms of the Redemption Program have been firm with respect to the process by which stockholders may request redemptions. While the redemption price under the Redemption Program is not negotiable, the price has not been fixed at the same amount for the duration of the Redemption Program, and instead has been equal to the DSV (subject to the applicable discounts thereto). The pressure on stockholders that Rule 13e-4, which has not been applicable to the Issuer prior to June 23, 2017 but which is referred to here for purposes of this analysis, attempts to eliminate is that which is caused by “a high premium with a threat that the offer will disappear within a certain time.”4 Where these factors exist, firmness of the terms of the offer may have the effect of exacerbating the pressure. This concern, however, is not present with respect to the Redemption Program. As previously discussed, the Redemption Program has not offered stockholders a premium for their Shares and the Issuer has always intended for the Redemption Program to exist indefinitely (subject to the discretion of the Issuer’s board of directors in its reasonable discretion to suspend or amend the Redemption Program).

[4]	See Brascan Ltd. v. Edper Equities, 477 F. Supp. 773, 792 (S.D.N.Y. 1979).

Ms. Jennifer Gowetski

June 29, 2017

Additionally, the Issuer believes that setting the redemption price based upon the quarterly DSV has had the effect of mitigating pressure on the Issuer’s stockholders because stockholders have been aware that they could request to have their Shares redeemed by the Issuer at the end of any quarter, at no less than 95% of the DSV per Share (depending upon how long the Shares have been held). In a typical tender offer, the offeror conceivably has both an incentive and the ability to set the offer price at a level that will maximize the chances of obtaining the desired volume of tenders, while minimizing the overall premium paid. Conversely, the Issuer has redeemed Shares at a price based upon the DSV per share, and has had no discretion in the determination of the redemption price.

(v)    The offer is contingent on the tender of a fixed number of shares.    The Redemption Program has never been contingent on a fixed number of Shares being redeemed. Stockholders have had the choice to request the Issuer to repurchase none, all or a portion of their Shares on a quarterly basis.

(vi)    The offer is open only for a limited period of time.    The Redemption Program has always been open for an indefinite period. The risk of manipulation and pressure to sell typically associated with tender offers have not been present with respect to the Redemption Program. For each quarter, a redemption request could be delivered at any time up until 10 days prior to the last business day of the quarter. Stockholders have also had the opportunity to withdraw their repurchase request, provided that such withdrawal was received at least 10 business days prior to the end of the applicable quarter.

(vii)    The offeree is subjected to pressure to sell.    As noted above, the Issuer has not encouraged, invited, solicited or in any way pressured stockholders to participate in the Redemption Program and has not offered to repurchase Shares at a premium. The role of the Issuer in effectuating repurchases under the Redemption Program has been purely ministerial. As a result of the fact that the Redemption Program has had no set termination date, stockholders should not have felt rushed to make decisions regarding participation in the Redemption Program. The Redemption Program has provided that if the Issuer was unable to repurchase all Shares that have been requested to be redeemed in any particular quarter, redemptions under the Redemption Program for such quarter will be made first, pro rata among any Shares which were subject to a redemption request in a prior quarter and were not redeemed in such prior quarter, and second, pro rata among all Shares tendered for redemption for the first time. In addition, the Issuer believes that the combination of (a) disclosure of the Redemption Program as an integral element of the Offering at the time of each stockholder’s original investment decision, (b) the quarterly regularity of redemptions and (c) the DSV-based pricing of the redemption price (together with the Issuer’s established policies and procedures for determining DSV), should have collectively acted to decrease pressure on stockholders.

(viii)    A public announcement of an acquisition program prior to the accumulation of stock by a purchaser, followed by a rapid accumulation of a large amount of securities.5    The intent of the Redemption Program has always been to provide the Issuer’s stockholders with a degree of ongoing liquidity, not for the Issuer to continuously re-acquire Shares. It is possible that the Issuer, subject to the Redemption Program’s limits, could have been requested to repurchase a significant number of Shares over a short period of time depending on stockholders’ decisions to exit their investments (although in actuality the Issuer has never been required to do so).

The PPM has contained a comprehensive description of the terms, conditions and features of the Redemption Program and has been updated, when required, to reflect any material modifications made during the Offering. The Issuer has also provided the DSV, upon which the redemption price for Shares redeemed pursuant to the Redemption Program is based, to stockholders. The Issuer believes, however, that the Redemption Program has not been characteristic of a publicly-announced acquisition plan which is followed by a rapid accumulation of a large amount of stock. Though disclosure of the Redemption Program as described above constitutes an announcement of its existence and preceded redemptions, the Issuer believes that any redemption

[5]	The Wellman case did not include the eighth factor but acknowledged the Commission had listed an eighth factor in Hoover v. Fuqua Industries, Inc. See Wellman, 475 F. Supp. at 824.

Ms. Jennifer Gowetski

June 29, 2017

of Shares that occurred were not driven by pressure exerted by the Issuer, as the Redemption Program imposed no deadline and offered no premium. Rather, any such accumulation occurred solely as a result of stockholders opting to exit from the investment of their own volition without pressure or prompting by the Issuer, which is not the type of untoward pressure the tender offer rules were designed to prohibit. Several courts have agreed that offers without a deadline or premium are not tender offers, as stockholders are not subjected to the pressure the tender offer rules were designed to mitigate.6

Based on analysis of the eight factors discussed above, the Issuer believes that redemptions of Shares pursuant to the Redemption Program to date has not implicated the concerns that the tender offer rules were intended to address.

The Redemption Program Withstands a “Totality of Circumstances” Analysis

The Issuer notes that some courts have rejected a rigid application of the Wellman test and have, instead, applied what the Issuer considers a reasonable “totality of circumstances” analysis.7 This analysis looks to all the circumstances surrounding the transaction to determine whether the chief objectives of the tender offer rules and regulations are being met, specifically, to remove the element of secrecy and undue pressure associated with such transaction and to provide stockholders with adequate information to make an informed investment decision in connection therewith.8

The Issuer believes that the Repurchase Program to date withstands such a “totality of circumstances” analysis due to the terms of the Redemption Program discussed above and disclosed to the Issuer’s investors. The Company believes that the protections afforded to stockholders by the tender offer rules have not been needed for stockholders who participated in the Repurchase Program. The Issuer does not believe that redemptions under the Redemption Program to date posed the risk of “substantial risk of ill-considered sales” made “by ill-informed shareholders.”9

Item 1. Business, page 1

3.    Comment:    We note your response to comment 4 and your revised disclosure on page 7. Please revise to clarify what you mean by “potential contractual rental revenue” and how it is different, if at all, from the annual rent represented by the leases.

Response:    The Issuer has revised the disclosure on page 7, including other references on pages 4-6, 8, 29, and 38, to remove references to “potential contractual rental revenue” and replace them with “contractual rental revenue over the next twelve months (“NTM Rent”)” or “NTM Rent,” as applicable, in response to the Staff’s comment. The Issuer has clarified that NTM Rent does not include late payments, non-payments, or other unscheduled payments. The Issuer has also clarified that NTM Rent includes the impact of contractual rent escalations.

[6]	See Panter v. Marshall Field & Co., 646 F.2d 271, 286 (7th Cir. 1981) (ruling that where no deadline and no premium existed, stockholders “were simply not subjected to the proscribed pressures the Williams Act was designed to alleviate”); Brascan, 477 F. Supp. at 792 (ruling that without high premium and threat that the offer will disappear, large purchases in short time do not represent the kind of pressure the Williams Act was designed to prevent); Kennecott Copper Corp. v. Curtiss-Wright Corp., 449 F. Supp. 951, 961 (S.D.N.Y. 1978) (ruling that where no deadline and no premium existed, there was no pressure, other than normal pressure of the marketplace, exerted on the stockholders), aff’d in relevant part, rev’d in part, 584 F.2d 1195, 1207 (2d Cir. 1978).
[7]	See Hanson Trust PLC v. SCM Corp., 774 F.2d 47 (2d. Cir. 1985); see also Pin v. Texaco Inc., 793 F.2d 1448, 145455 (5th Cir. 1986) (applying same analysis to issuer tender offer case).
[8]	See, e.g., Wellman, 475 F. Supp. at 821-23; Pin, 793 F. Supp. at 1454; Hanson Trust, 774 F.2d at 54-56.
[9]	See Hanson Trust, 774 F.2d at 58.

Ms. Jennifer Gowetski

June 29, 2017

Determined Share Value, page 12

4.    Comment:    We note your response to comment 6 and your revised disclosure on pages 12-14. Please revise your disclosure to describe more specifically who ultimately determines NAV.

Response:    The Issuer has revised the disclosure on page 12 to clearly indicate that the members of our senior executive, portfolio management, accounting, and finance teams are responsible for determining the NAV in response to the Staff’s comment. The Issuer has also revised the disclosure to indicate that the third-party valuation specialist is not responsible for determining the NAV.

Financial Statements

4. Acquisitions, page F-46

5.    Comment:    We have considered your response to comment 15. In your response, it appears that you determined that financial statements would not be required for acquired properties that are leased back to the seller and do not have a leasing history. Please clarify for us whether your significance analysis contemplated the need for financial statements of the tenant in sale-leaseback transactions.

Response:    The Issuer’s significance analysis contemplated whether any of the tenants represented significant concentrations of lessees that necessitated tenant financial statements. This significance analysis was performed in accordance with Section 2340 of the Financial Reporting Manual (“Properties Subject to Triple Net Lease—Financial Statements of Significant Lessees”), noting that an asset concentration is generally considered “significant” if it exceeds 20% of the registrant’s assets as of its most recent balance sheet. Accordingly, the Issuer reviewed its portfolio for any tenant concentrations equal to or greater than 20% of its total assets as of December 31, 2016 and 2015, its most recent balance sheet dates, noting that no tenants were deemed significant (the largest tenant represented less than 5% of the Issuer’s total assets). As such, the Issuer determined that tenant financial statements were not required for any of the applicable periods.

Sincerely,

/s/ Aaron C. Hendricson

cc:	Mr. Christopher J. Czarnecki, Broadstone Net Lease, Inc.
Mr. John D. Moragne, Broadstone Net Lease, Inc.